UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 1, 2010

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL OAO ANNOUNCES CHANGES IN THE STRUCTURE OF COMPANY'S OPERATIONAL
MANAGEMENT
Moscow, Russia – July 01, 2010 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces official creation of divisional management system of the company’s operational activity.
As the result of the process that started in 2008 the following management companies were established and showed their ability to control their divisions efficiently:
Mechel Mining Management Company is headed by Boris Nikishichev and is responsible for management of mining division operations. Mechel Steel
Management Company is headed by Andrey Deineko and is responsible for steel division operations. Mechel Ferroalloys Management Company is headed by Gennady
Ovchinnikov and is responsible for ferroalloy division operations. Mechel Energo is headed by Viktor Gvozdev and is responsible for power division operations.
Mechel Trans Management Company is headed by Alexander Starodubov and is responsible for logistics unit activity.
As the result of these changes the operational activities within the segments will be fully controlled by the management companies. In order to represent the interests of company’s shareholders Mechel OAO management keeps the right to control operational and financial activities of the group’s divisions as well as strategic management of financial policy, major mergers and acquisitions, strategic partnership with other companies, capital investment programmes and other.
Mechel successfully overcame world economical crisis and once again proved efficiency of its divisional management system which allows the company to be flexible in the changing market environment and let managers of the company’s divisions and business-units make immediate decisions. Thus, Mechel’s steel segment was the first in Russia to reach full utilization of production capacities after the crisis. Mechel’s mining segment managed to increase coal production significantly. Ferroalloys segment’s plants of the company became profitable. Efficiency of Mechel’s power assets’ operations rose due to the centralization of their management system.
Vladimir Polin, Mechel’s Senior Vice President is leaving the company since construction of the divisional management structure is completed. Its efficiency and integration to Mechel’s strategic management has been witnessed and its performance is recognized to be positive. Mr. Polin’s position will be eliminated.
Igor Zyuzin, Mechel’s CEO commented on the event:
“We regret Vladimir Polin’s leaving the company. He is a highly experienced professional, who has done a lot for Mechel group’s formation and development.
Many large-scale projects have been started and successfully completed with his help. He worked hard to facilitate Mechel’s passing through the world economy crisis in 2008 – 2009. But we understand that Mr. Polin has finished working on one of his the most important tasks – implementation of the efficient divisional management structure. We respect his intention to take a new position which is more interesting for him. We are sure he will be successful in his work and wish him good luck”.

***
Mechel OAO
Ekaterina Videman
Tel: + 7 495 221 88 88
ekaterina.videman@mechel.com
***

Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, ferrochrome, ferrosilicon, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: July 01, 2010	By:	Igor Zyuzin
	Name:	Igor Zyuzin
	Title:	CEO